                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                           ________________________

                              AMENDMENT NO. 4 TO
                                  SCHEDULE TO
                                (Rule 14d-100)

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                              Acuson Corporation
                      (Name of Subject Company (Issuer))

                            Sigma Acquisition Corp.
                         a wholly-owned subsidiary of
                              Siemens Corporation
                    an indirect wholly-owned subsidiary of
                          Siemens Aktiengesellschaft
                     (Names of Filing Persons (Offerors))

                        Common Stock, $0.0001 par value
                        (Title of Class of Securities)

                                   005113105
                     (CUSIP Number of class of securities)

                                Kevin M. Royer
                              Siemens Corporation
                            153 East 53/rd/ Street
                           New York, New York 10022
                                (212) 258-4000
       (Name, Address and Telephone No. of Person Authorized to Receive
            Notices and Communications on Behalf of Filing Persons)

                                with a copy to:
                              John A. Healy, Esq.
                      Clifford Chance Rogers & Wells LLP
                               200 Park Avenue,
                           New York, New York 10166
                                (212) 878-8000
                           _________________________

                           Calculation of Filing Fee

--------------------------------------------------------------------------------
         Transaction Valuation                   Amount of Filing Fee
            $812,694,742                               $162,539*
--------------------------------------------------------------------------------

     * Previously paid.

     [_] Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

          Check the appropriate boxes below to designate any transactions to which the statement relates:

          [X]  third-party tender offer subject to Rule 14d-1.
          [_]  issuer tender offer subject to Rule 13e-4.
          [_]  going-private transaction subject to Rule 13e-3.
          [_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]
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                        AMENDMENT NO. 4 TO SCHEDULE TO

     This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the "Commission") on October 5, 2000, as amended by Amendment No. 1 filed with the Commission on October 12, 2000, Amendment No. 2 filed with the Commission on October 13, 2000 and Amendment No. 3 filed with the Commission on October 19, 2000 (the "Schedule TO"), relating to the offer by Sigma Acquisition Corp., a Delaware corporation ("Purchaser"), which is a wholly-owned subsidiary of Siemens Corporation, a Delaware corporation ("Parent"), which is an indirect wholly-owned subsidiary of Siemens Aktiengesellschaft, a corporation formed under the laws of the Federal Republic of Germany ("Siemens AG"), to purchase all of the outstanding shares of common stock, par value $0.0001 per share ("Common Stock"), of Acuson Corporation, a Delaware corporation (the "Company"), together with the associated rights to purchase shares of series A preferred stock ("Rights") issued pursuant to the Amended and Restated Rights Agreement, dated as of November 5, 1998, between the Company and Fleet National Bank (f/k/a BankBoston, N.A.), as amended (the Common Stock and the Rights together being referred to herein as the "Shares"), at a price of $23.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 5, 2000 (the "Offer to Purchase"), a copy of which was attached as Exhibit (a)(1) to the Schedule TO, and in the related Letter of Transmittal, a copy of which was attached to the Schedule TO as Exhibit (a)(2).

Schedule TO

     The Schedule TO is hereby supplemented and/or amended as provided below.

Item 11.  Additional Information.

     Item 11 of the Schedule TO is amended by adding the following:

     For additional information regarding the re-filing of the Notification and Report Form by Siemens AG, see the text of the press release filed as an exhibit hereto.

Item 12.  Exhibits.

     Item 12 of the Schedule TO is amended by adding the following:

          (a)(9) Press release issued by Siemens AG, dated October 19, 2000 announcing the withdrawal and subsequent re-filing of the Notification and Report Form by Siemens AG pursuant to the HSR Act.

                                      -2-
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 20, 2000        SIGMA ACQUISITION CORP.

                              /s/ Michael W. Schiefen
                              -------------------------------------
                              Name:  Michael W. Schiefen
                              Title: President

                              /s/ E. Robert Lupone
                              -------------------------------------
                              Name:  E. Robert Lupone
                              Title: Vice President

                              SIEMENS CORPORATION

                              /s/ Michael W. Schiefen
                              -------------------------------------
                              Name:  Michael W. Schiefen
                              Title: Vice President-Corporate Development

                              /s/ E. Robert Lupone
                              -------------------------------------
                              Name:  E. Robert Lupone
                              Title: Senior Vice President, General Counsel and
                                     Secretary

                              SIEMENS AKTIENGESELLSCHAFT

                              /s/ Erich Reinhardt
                              -------------------------------------
                              Name:  Erich Reinhardt
                              Title: Chief Executive Officer and Group
                                     President, Medical Engineering Division of
                                     Siemens

                              /s/ Goetz Steinhardt
                              -------------------------------------
                              Name:  Goetz Steinhardt
                              Title: Corporate Vice President, Medical
                                     Engineering Division of Siemens

                                      -3-